Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Three months ended March 31,	Twelve Months Ended
		December 31,
	2015	2014	2013	2012	2011	2010
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$29,944	$208,903	$253,001	$204,138	$123,351	$151,347
Adjust for distributed income of equity investees	2,076	(7,228)	4,659	8,509	(9,018)	(6,526)
Fixed charges, as below	23,099	89,751	89,819	87,162	86,249	85,579
Total earnings, as defined	$55,119	$291,426	$347,479	$299,809	$200,582	$230,400

Fixed charges, as defined:
Interest charges (1)	$22,751	$88,034	$88,309	$85,359	$84,626	$84,651
Rental interest factor	348	1,717	1,510	1,803	1,623	928
Total fixed charges, as defined	$23,099	$89,751	$89,819	$87,162	$86,249	$85,579
Ratio of earnings to fixed charges	2.39x	3.25x	3.87x	3.44x	2.33x	2.69x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$29,944	$208,903	$253,001	$204,138	$123,351	$151,347
Adjust for distributed income of equity investees	2,076	(7,228)	4,659	8,509	(9,018)	(6,526)
Supplemental fixed charges, as below	23,163	90,095	90,324	87,793	87,035	86,643
Total earnings, as defined	$55,183	$291,770	$347,984	$300,440	$201,368	$231,464

Supplemental fixed charges:
Interest charges (1)	$22,751	$88,034	$88,309	$85,359	$84,626	$84,651
Rental interest factor	348	1,717	1,510	1,803	1,623	928
Supplemental increment to fixed charges (2)	64	344	505	631	786	1,064
Total supplemental fixed charges	$23,163	$90,095	$90,324	$87,793	$87,035	$86,643
Supplemental ratio of earnings to fixed charges	2.38x	3.24x	3.85x	3.42x	2.31x	2.67x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.